Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the S&P 500® Index due March 6, 2023

Term Sheet to Pricing Supplement dated February 28, 2019

Summary of terms		Investment description

Issuer	Canadian Imperial Bank of Commerce

•       Linked to the S&P 500® Index

•       Unlike ordinary debt securities, the securities do not pay interest at a specified rate, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Index

•       If the closing level of the Index on any call date is greater than or equal to the starting level, the securities will be automatically called, and on the related call settlement date, you will receive the principal amount plus the call premium applicable to that call date

Call Date                                                  Call Premium

March 5, 2020                            6.50% of the principal amount

March 5, 2021                            13.00% of the principal amount

March 7, 2022                            19.50% of the principal amount

February 27, 2023           26.00% of the principal amount

•       If the securities are not automatically called prior to the final calculation day, the payment at stated maturity will be based upon the closing level of the Index on the final calculation day as compared to the starting level and could be greater than, equal to or less than the principal amount per security as follows:

If the level of the Index does not change or increases:

The securities will be automatically called for the principal amount plus the call premium applicable to the final calculation day described above

If the level of the Index decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

If the level of the Index decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 10%

•             Investors may lose up to 90% of the principal amount

•             All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the securities included in the Index for payment; if Canadian Imperial Bank of Commerce defaults on its obligations, you could lose some or all of your investment

•             No periodic interest payments or dividends

•             No exchange listing; designed to be held to the applicable call settlement date or stated maturity

Term	Approximately 4 years (autocallable annually)
Market Measure	S&P 500® Index (Bloomberg ticker symbol “SPX”) (the “Index”)
Pricing Date	February 28, 2019
Issue Date	March 5, 2019
Principal Amount	$1,000 per security (100% of par)
Automatic Call

If the closing level of the Index on any call date (including the final calculation day) is greater than or equal to the starting level, the securities will be automatically called for the principal amount plus the call premium applicable to that call date. See “Call dates and call premiums” in this term sheet

Call Dates	March 5, 2020; March 5, 2021; March 7, 2022; and February 27, 2023 (the final calculation day)
Call Settlement Date	Five business days after the applicable call date (if the securities are called on the last call date, the call settlement date will be the stated maturity date)
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” in this term sheet
Stated Maturity Date	March 6, 2023
Starting Level	2,784.49
Ending Level	The closing level of the Index on the final calculation day
Threshold Level	2,506.041, 90% of the starting level
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	2.53%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WPN5 / US13605WPN55

The Issuer’s estimated value of the securities on the Pricing Date is $960.00 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying pricing supplement, the accompanying prospectus supplement and prospectus.

This term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the closing level of the Index from the pricing date to the applicable call date (including the final calculation day). The profile is based on a call premium of 6.50% for the first call date, 13.00% for the second call date, 19.50% for the third call date and 26.00% for the final call date and the threshold level equal to 90% of the starting level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call date on which the securities are called; (iii) if the securities are not automatically called, the actual ending level; and (iv) whether you hold your securities to the call settlement date or stated maturity.

Hypothetical returns

If the securities are automatically called:

Hypothetical Call Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Settlement Date	Hypothetical Pre-Tax Total Rate of Return
1st call date	$1,065.00	6.50%
2nd call date	$1,130.00	13.00%
3rd call date	$1,195.00	19.50%
4th call date	$1,260.00	26.00%

If the securities are not automatically called:

Hypothetical Ending Level	Hypothetical Percentage Change From the Hypothetical Starting Level to the Hypothetical Ending Level	Hypothetical Payment at Stated Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
99.99	-0.01%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
75.00	-25.00%	$850.00	-15.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical starting level of 100.00. The actual starting level is set forth under “Summary of terms” above.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at stated maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call date on which the securities are called; and (iii) if the securities are not automatically called, the actual ending level.

Call dates and call premiums

Call Date	Call Premium	Payment per Security upon an Automatic Call
March 5, 2020	6.50% of the principal amount	$1,065.00
March 5, 2021	13.00% of the principal amount	$1,130.00
March 7, 2022	19.50% of the principal amount	$1,195.00
February 27, 2023	26.00% of the principal amount	$1,260.00

The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date.

How the payment at stated maturity is calculated

If the closing level of the Index is less than the starting level on each of the four call dates, the securities will not be automatically called, and on the stated maturity date, you will receive a payment at stated maturity per security determined as follows:

•                 If the ending level is less than the starting level, but greater than or equal to the threshold level, the payment at stated maturity will be equal to $1,000

•                 If the ending level is less than the threshold level, the payment at stated maturity will be equal to $1,000 minus

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the Index significantly exceeds the starting level on the applicable call date. You will not participate in any appreciation of the Index beyond the applicable call premium. If the securities are not automatically called prior to the final calculation day and the ending level is less than the threshold level, you will receive less, and possibly 90% less, than the principal amount of your securities at stated maturity.

* The graph above sets forth daily closing levels of the Index for the period from January 1, 2014 to February 28, 2019. The closing level on February 28, 2019 was 2,784.49. The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement, the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                   If The Securities Are Not Automatically Called And The Ending Level Is Less Than The Threshold Level, You Will Receive At Stated Maturity Less, And Up To 90% Less, Than The Principal Amount Of Your Securities.

•                   The Potential Return On The Securities Is Limited To The Call Premium.

•                   You Will Be Subject To Reinvestment Risk.

•                   Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Index.

•                   No Periodic Interest Will Be Paid On The Securities.

•                   The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                   The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                   The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                   Our Estimated Value Of The Securities Is Lower Than The Principal Amount Of The Securities.

•                   Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                   Our Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                   The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                   Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.

•                   Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.

•                   We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.

•                   We, Wells Fargo Securities, And Our Respective Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•                   A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

•                   We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                   Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

•                   The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                   There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

•                   The Amount You Receive On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Prospectus Supplement:

•                   The Issuer of a Security or Currency That Comprises an Index Could Take Actions That May Adversely Affect an Indexed Note.

•                   Investors in Indexed Notes Will Have No Ownership of the Underlying Securities.

•                   An Index to Which a Note Is Linked Could Be Changed or Become Unavailable.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

We have entered into an agreement with S&P Dow Jones Indices LLC providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by S&P Dow Jones Indices LLC, in connection with certain securities, including these securities.

S&P Dow Jones Indices LLC and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the securities.

S&P Dow Jones Indices LLC and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the Index or have any obligation to do so.

S&P Dow Jones Indices LLC and its Licensors will not have any liability in connection with the securities.  Specifically, S&P Dow Jones Indices LLC and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data.  S&P Dow Jones Indices LLC and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.  Under no circumstances will S&P Dow Jones Indices LLC or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if S&P Dow Jones Indices LLC or its Licensors knows that they might occur.  The licensing agreement between us and S&P Dow Jones Indices LLC is solely for our benefit and the benefit of S&P Dow Jones Indices LLC and not for the benefit of the owners of the securities or any other third parties.